As filed with the Securities and Exchange Commission on April 9, 2015

Registration No. 333-202660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KemPharm, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-5894398
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2656 Crosspark Road, Suite 100

Coralville, IA 52241

(319) 665-2575

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Travis C. Mickle, Ph.D.

President and Chief Executive Officer

KemPharm, Inc.

2656 Crosspark Road, Suite 100

Coralville, IA 52241

(319) 665-2575

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James C. T. Linfield Brent B. Siler Matthew P. Dubofsky Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	Gordon K. Johnson Chief Operating Officer and Chief Financial Officer KemPharm, Inc. 2656 Crosspark Road, Suite 100 Coralville, IA 52241 (319) 665-2575	David W. Pollak Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178 (212) 309-6058

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-202660) of KemPharm, Inc. is being filed solely to furnish amended Exhibits 3.3 and 10.10 and to furnish Exhibits 4.2 and 5.1. Accordingly, this Amendment No. 2 consists only of the facing page, this explanatory note, Part II to the Registration Statement, the Exhibit Index and Exhibits 3.3, 4.2, 5.1 and 10.10. No other changes have been made to the Form S-1.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The NASDAQ Global Market initial listing fee.

Amount to be Paid
SEC registration fee	$7,484
FINRA filing fee	10,160
NASDAQ Global Market initial listing fee	25,000
Blue sky fees and expenses	20,000
Printing and engraving expenses	200,000
Legal fees and expenses	1,600,000
Accounting fees and expenses	900,000
Transfer agent and registrar fees and expenses	15,000
Miscellaneous fees and expenses	22,356

Total	$2,800,000

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification will be made with respect to any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court may deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with some of our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our investors’ rights agreement with certain investors also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.

Issuances of Capital Stock, Promissory Notes and Warrants

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2012 through the date of the prospectus that forms a part of this registration statement.

1)	From January 1, 2012 to March 2012, we sold 909,141 shares of Series C redeemable convertible preferred stock in a private placement, or the Series C Private Placement, to accredited investors at a price per share of $0.78 for an aggregate purchase price of $709,130.

2)	From January 1, 2012 to March 2012, we issued warrants exercisable for an aggregate of 16,430 shares of our common stock at an exercise price of $5.85 per share to DFN Partners LLC, or DFN, and certain of its affiliates, as compensation for DFN acting as our placement agent in the Series C Private Placement. These warrants are exercisable until their expiration between January 2019 and March 2019.

3)	In January 2012, we issued 75,268 shares of our common stock to Johnson Matthey, Inc., or JMI, as consideration for certain developmental and manufacturing services provided to us by JMI pursuant to the terms of a certain Material Supply Agreement, dated as of November 2, 2009, between us and JMI.

4)	From April 2013 to October 2013, we issued 10% convertible promissory notes in the aggregate principal amount of $3,846,000 in a private placement, or the 2013 Note Financing, to accredited investors. In June 2014, these convertible notes converted into an aggregate of 5,332,348 shares of our Series D redeemable convertible preferred stock in accordance the terms of the notes and as a result of our consummation of a debt facility with Deerfield Private Design Fund III, L.P., or Deerfield.

5)	From April 2013 to October 2013, we issued warrants exercisable for shares of our capital stock to certain participants in the 2013 Note Financing in consideration for the principal amount paid by each such participant. Upon conversion of the notes issued in the 2013 Note Financing into shares of our Series D redeemable convertible preferred stock, these warrants became exercisable for an aggregate of 1,079,453 shares of our Series D redeemable convertible preferred stock at an exercise price of $0.78 per share. These warrants are exercisable until their expiration between June 2018 and October 2018. Upon consummation of this offering, the remaining unexercised warrants will become exercisable for an aggregate of 143,466 shares of our common stock at an exercise price of $5.85 per share.

6)	In June 2014, we issued 1,923,077 shares of our Series D redeemable convertible preferred stock to Deerfield as consideration for services to be performed by Deerfield, including the issuance of credit to us, under that certain Facility Agreement between us and Deerfield dated as June 2, 2014, or the Deerfield facility.

7)	In June 2014, we issued a warrant exercisable for 14,423,076 shares of our Series D redeemable convertible preferred stock at an exercise price of $0.78 per share as consideration for Deerfield’s services under the Deerfield facility. According to the terms of this warrant, in no event may Deerfield exercise the initial Deerfield warrant if such exercise would result in Deerfield beneficially owning more than 9.985% of the then issued and outstanding shares of our common stock. This exercise limitation may not be waived and any purported exercise that is inconsistent with this exercise limitation is null and void. This exercise limitation will not apply to any exercise made immediately prior to a change of control transaction. Without regard to this exercise limitation, upon consummation of this offering, this warrant will become exercisable for 1,923,077 shares of our common stock at an exercise price of $5.85 per share. This warrant is exercisable until its expiration in June 2024.

8)	In June 2014, we issued a 9.75% senior secured convertible note to Deerfield as consideration for Deerfield’s services under the Deerfield facility. The outstanding principal, and any unpaid accrued interest thereon, is convertible at Deerfield’s option into an aggregate of 13,812,629 shares of our Series D redeemable convertible preferred stock, assuming a conversion date of March 10, 2015, at a conversion price of $0.78 per share. At our option, all outstanding principal, and any accrued interest thereon, of this note will convert into shares of our capital stock upon the occurrence prior to June 30, 2016 of either (i) the FDA’s approval of an NDA for KP201 for the treatment of acute pain without requiring the performance of an efficacy study or (ii) the FDA’s acceptance of an NDA for KP201 for review and our consummation of an initial public offering of our common stock at price of at least $9.375 per share with at least $25.0 million in gross proceeds to us. According to the terms of the Deerfield Note, in no event may Deerfield convert the Deerfield Note to the extent such conversion would result in Deerfield beneficially owning more than 9.985% of the then issued and outstanding shares of our common stock. This conversion limitation may not be waived and any purported conversion that is inconsistent with this conversion limitation will be null and void. This conversion limitation will not apply to any conversion made immediately prior to a change of control transaction. Without regard to this conversion limitation, upon the consummation of this offering, the Deerfield Note will become convertible into 1,841,683 shares of our common stock, assuming a conversion date of March 10, 2015, at a conversion price of $5.85 per share.

9)	On February 19, 2015, we sold 3,200,000 shares of Series D-1 redeemable convertible preferred stock in a private placement to an accredited investor at a price per share of $1.25 for an aggregate purchase price of $4,000,000.

The offers, sales and issuances of the securities described in the paragraphs above were exempt from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act. The recipients represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The recipients also represented to us that they were accredited investors as defined in Rule 501 promulgated under the Securities Act.

Stock Option Grants

From January 1, 2012 through the date of the prospectus that is a part of this registration statement, we have granted options under our 2007 Plan to purchase an aggregate of 457,832 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $5.85 to $8.63 per share. We have issued no shares of our common stock upon the exercise of these stock options.

The offers, sales and issuances of the securities described in the foregoing paragraph were exempt from registration under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our 2007 Plan. Appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coralville, State of Iowa, on the 9th day of April, 2015.

KEMPHARM, INC.

By:	/s/ Travis C. Mickle
Travis C. Mickle, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Travis C. Mickle Travis C. Mickle, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	April 9, 2015

/s/ Gordon K. Johnson Gordon K. Johnson	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)	April 9, 2015

/s/ R. LaDuane Clifton R. LaDuane Clifton, CPA	Vice President of Finance and Corporate Controller (Principal Accounting Officer)	April 9, 2015

* Sven Guenther, Ph.D.	Executive Vice President Research and Development and Director	April 9, 2015

* Christal M.M. Mickle	Vice President Operations and Product Development and Director	April 9, 2015

* Danny L. Thompson	Director	April 9, 2015

* Matthew R. Plooster	Director	April 9, 2015

* Richard W. Pascoe	Director	April 9, 2015

* Joseph B. Saluri	Director	April 9, 2015

* David S. Tierney	Director	April 9, 2015

* By:	/s/ Travis C. Mickle Travis C. Mickle Attorney-in-Fact	April 9, 2015

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1#	Form of Underwriting Agreement.

2.1*#	Asset Purchase Agreement, by and between Shire LLC and Travis C. Mickle, Ph.D. and the Registrant, dated as of March 21, 2012.

3.1#	Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2#	Certificate of Amendment of Certificate of Incorporation, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.4#	Amended and Restated Bylaws, as amended to date and currently in effect.

3.5#	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Reference is made to exhibits 3.1 through 3.5.

4.2	Specimen stock certificate evidencing shares of Common Stock.

5.1	Opinion of Cooley LLP as to legality.

10.1*#	Material Supply Agreement, by and between the Registrant and Johnson Matthey Inc., dated as of November 2, 2009.

10.2#	Facility Agreement, by and between the Registrant and Deerfield Private Design Fund III, L.P., dated as of June 2, 2014.

10.2.1#	First Amendment To Facility Agreement, Senior Secured Convertible Note And Warrant, by and between the Registrant and Deerfield Private Design Fund III, L.P., dated as of March 6, 2015.

10.3#	Amended and Restated Investors’ Rights Agreement, dated as of February 19, 2015, by and among the Registrant and certain of its stockholders.

10.4#	Senior Secured Convertible Note issued to Deerfield Private Design Fund III, L.P., dated as of June 2, 2014.

10.5#	Warrant to Purchase Shares of Series D Preferred Stock issued to Deerfield Private Design Fund III, L.P., dated as of June 2, 2014.

10.6#	Warrant to Purchase Shares of Common Stock issued to the Virginia Tech Foundation, Inc., dated as of September 8, 2009.

10.7#	Form of Stock Purchase Warrant to purchase shares of Series D Convertible Preferred Stock issued in bridge financing, along with a schedule of warrantholders.

10.8.1#	Form of Common Stock Purchase Warrants issued by KemPharm, Inc., an Iowa corporation, along with a schedule of warrantholders.

10.8.2#	Form of Common Stock Purchase Warrants issued by KemPharm, Inc., a Delaware corporation, along with a schedule of warrantholders.

10.9#	Lease Agreement, by and between the Registrant and the Board of Regents, State of Iowa for the Use and Benefit of the University of Iowa, dated as of September 6, 2013.

10.10*	Agreement to Terminate CLA, by and between MonoSol Rx, LLC and the Registrant, dated as of March 20, 2012.

10.11+#	Incentive Stock Plan, as amended to date.

10.12+#	Form of Incentive Stock Option Agreement under Incentive Stock Plan.

10.13+#	Form of Nonqualified Stock Option Agreement under Incentive Stock Plan.

10.14+#	Form of 2014 Equity Incentive Plan.

Exhibit Number	Description of Document

10.15+#	Form of Stock Option Grant Notice and Stock Option Agreement under 2014 Equity Incentive Plan.

10.16+#	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan.

10.17+#	Form of Indemnification Agreement with the Registrant’s directors and executive officers.

10.18+#	Employment Agreement by and between the Registrant and Gordon K. Johnson, dated as of July 10, 2013.

10.19+#	Employment Agreement by and between the Registrant and Travis C. Mickle, Ph.D., dated as of May 30, 2014.

10.20+#	Employment Agreement by and between the Registrant and Christal M.M. Mickle, dated as of May 30, 2014.

10.21#	Board of Directors Services Agreement by and between Registrant and Richard W. Pascoe, dated as of January 1, 2014.

10.22#	Board of Directors Services Agreement by and between Registrant and Joseph B. Saluri, dated as of January 1, 2014.

10.23#	Non-Employee Director Cash Stipend Compensation Policy to be effective upon the completion of this offering.

23.1#	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (included on signature page).

#	Previously filed.
+	Indicates management contract or compensatory plan.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.